STOCKHOLDER AGREEMENT
(For Private Equity Firm)

    AGREEMENT, dated as of July 31, 2001 (the "Commencement Date"), by and among Zebra Technologies Corporation, a Delaware corporation ("Parent"), and                  (the "Stockholder"), a holder of shares of common stock, par value $.01 per share ("Company Common Stock"), of Fargo Electronics, Inc., a Delaware corporation ("Company").

    WHEREAS, Parent, the Company and Rushmore Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of Parent ("Merger Sub"), have entered into an Acquisition Agreement dated as of the Commencement Date (the "Acquisition Agreement"), pursuant to which Merger Sub has agreed, subject to the terms and conditions contained therein, to (i) make a cash tender offer (the "Offer") for any and all of the outstanding shares of the Company Common Stock and (ii) merge with and into the Company, with the Company to be the surviving corporation;

    WHEREAS, the Stockholder beneficially owns that number of shares of the Company Common Stock specified on the signature page hereof;

    WHEREAS, in order to induce Parent and Merger Sub to enter into the Acquisition Agreement, Parent has requested that the Stockholder, and the Stockholder has agreed, to enter into this Agreement with respect to all shares of Company Common Stock now or hereafter held of record or Beneficially Owned (as defined below) by the Stockholder (the "Shares"); and

    WHEREAS, capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Acquisition Agreement.

    NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE 1
GRANT OF PROXY; VOTING AGREEMENT; AGREEMENT TO TENDER

    Section 1.01  Voting Agreement.  The Stockholder hereby agrees that, during the period commencing on the Commencement Date hereof and continuing until the first to occur of (a) the Effective Time or (b) termination of the Acquisition Agreement in accordance with its terms, at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, the Stockholder shall vote (or cause to be voted) all of the Shares, whether heretofore owned or hereafter acquired and to the extent such Shares may be voted: (i) in favor of approval of the Acquisition Agreement, the Offer, the Merger and other related agreements (or any amended versions thereof) and any actions required in furtherance thereof and hereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Acquisition Agreement (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Offer, the Merger and the transactions contemplated by the Acquisition Agreement): (A) any Acquisition Proposal or any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company, a sale, lease or transfer of a material amount of assets of the Company, or a reorganization, recapitalization, dissolution or liquidation of the Company; or (B) (1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-Laws; (3) any other material change in the Company's corporate structure or business; or (4) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially and adversely affect the Offer, the Merger or any of the transactions contemplated by this Agreement or the Acquisition Agreement. The Stockholder shall not enter into any agreement or understanding with any Person (as defined below) the effect of which would be inconsistent or violative of the provisions, and agreements contained in ARTICLE 1, 2 or 3 hereof. For purposes of this Agreement, "Beneficially Own," "Beneficially Owned" or "Beneficial Ownership" (or any other derivative of such terms) with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. The "Shares" shall include all shares of Company Common Stock held of record or Beneficially Owned by the Stockholder on the Commencement Date or at any other time prior to the termination of this Agreement.

    Section 1.02  Irrevocable Proxy.  The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares. By entering into this Agreement, the Stockholder hereby grants a proxy appointing Parent as the Stockholder's attorney-in-fact and proxy, with full power of substitution, for and in the Stockholder's name, to vote, express, consent or dissent, or otherwise to utilize such voting power as Parent or its proxy or substitute shall, in Parent's sole discretion, deem proper with respect to the Shares to effect any action contemplated by Section 1.01 above (including the right to sign its name (as stockholder) to any consent, certificate or other document relating to Company that the law of the State of Delaware may permit or require), to the extent, but only to the extent, not voted by the Stockholder in accordance with Section 1.01. The proxy granted by the Stockholder pursuant to this ARTICLE 1 is irrevocable and is granted in consideration of Parent entering into this Agreement and the Acquisition Agreement and incurring certain related fees and expenses, provided, however, that the proxy granted by the Stockholder shall be revoked upon termination of this Agreement in accordance with its terms.

    Section 1.03  Agreement to Tender.  The Stockholder hereby agrees to tender all of the outstanding Shares within five business days after the commencement of the Offer, pursuant to and in accordance with the terms of the Offer, and agrees that, prior to the termination of the Acquisition Agreement in accordance with its terms, the Stockholder will not withdraw its tender of the Shares. To effect such tender, the Stockholder shall, within such five business day period, (a) deliver to the depositary designated in the Offer: (i) a letter of transmittal with respect to such Shares complying with the terms of the Offer, (ii) certificates representing such Shares and (iii) all other documents or instruments required to be delivered pursuant to the terms of the Offer, and/or (b) instruct its broker or such other person who is the holder of record of any Shares beneficially owned by the Stockholder to tender such shares for exchange in the Offer pursuant to the terms and conditions of the Offer.

    Section 1.04  Termination of Acquisition Agreement.  If a termination fee becomes payable by the Company pursuant to Section 9.3 of the Acquisition Agreement and, in any such case, a transaction contemplated by a Superior Proposal (the "Alternative Transaction") is consummated within twelve (12) months after such termination, the Stockholder shall, within three (3) business days of the Stockholder's receipt of the consideration paid for the Shares in the Alternative Transaction, pay Parent an amount in cash equal to fifty percent (50%) of the excess of (A) the product of (x)(i) the gross amount of any cash, plus the fair market value of any other consideration, actually received by the Stockholder for each such Share in the Alternative Transaction, minus (ii) $7.25 and (y) the number of Shares held of record or Beneficially Owned by the Stockholder at the time the consideration is paid, over (B) the amount of any expenses (which shall not include any Taxes) incurred by the Stockholder directly in connection with the Alternative Transaction.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES OF STOCKHOLDER

    The Stockholder represents and warrants to Parent that:

    Section 2.01  Power; Binding Agreement.  The Stockholder has the full power and authority to enter into and perform all of the Stockholder's obligations under this Agreement, and the person signing this Agreement on behalf of the Stockholder has the legal capacity, power and authority to execute and deliver this Agreement on behalf of the Stockholder. This Agreement has been duly and validly authorized, executed and delivered by the Stockholder and, assuming that this Agreement has been duly executed and delivered by Parent, constitutes a valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of applicability relating to or affecting creditors' rights and general principles of equity. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which the Stockholder is trustee whose consent is required for the authorized, execution and delivery of this Agreement or the consummation by the Stockholder of the transactions contemplated hereby. If the Stockholder is married and the Shares constitute community property, this Agreement has been duly authorized, executed and delivered by, and assuming that this Agreement has been duly executed and delivered by Parent, constitutes a valid and binding agreement of, the Stockholder's spouse, enforceable against such person in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and other similar laws of applicability relating to or affecting creditors' rights and general principles of equity.

    Section 2.02  Non-Contravention.  The execution, delivery and, subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and securities laws, as applicable, performance by the Stockholder of this Agreement, do not and will not (i) conflict with or violate, or require any consent or other action by any Person under, any applicable law, statute, rule, regulation, judgment, injunction, order or decree, (ii) conflict with, require any consent or other action by any Person under, or constitute a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which the Stockholder is a party or by which any of the Stockholder's properties or assets may be bound, including, without limitation, any voting agreement, stockholders agreement, voting trust, trust or similar agreement, (iii) result in the imposition of any encumbrance on the Shares or (iv) require any consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

    Section 2.03  Ownership of Shares.  Except as otherwise set forth on the signature page hereto, the Stockholder is the sole record and Beneficial Owner of the Shares. The outstanding Shares are, and shall be delivered to Parent pursuant to this Agreement, free and clear of any encumbrance and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of the Shares), other than restrictions under the Securities Act of 1933, as amended. The Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in ARTICLE 1 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Shares with no limitations, qualifications or restrictions on such rights.

    Section 2.04  Total Shares.  Except for the Shares set forth on the signature page hereto next to the Stockholder's name, the Stockholder does not Beneficially Own any shares of capital stock or voting securities of Company. Except as set forth on the signature page hereto, the Stockholder does not Beneficially Own any (i) securities of Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (ii) options or other rights to acquire from Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Company.

    Section 2.05  No Finder's Fees.  Other than existing financial advisory and investment banking arrangements and agreements set forth in the Acquisition Agreement, no broker, investment banker, financial adviser or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated by the Acquisition Agreement based upon arrangements made by or on behalf of the Stockholder.

    Section 2.06  Reliance by Parent.  The Stockholder understands and acknowledges that Parent is entering into the Acquisition Agreement in reliance upon the Stockholder's execution, delivery and performance of this Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF PARENT

    Parent represents and warrants to the Stockholder:

    Section 3.01  Corporate Authorization.  The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a legal valid and binding agreement of Parent, enforceable against Parent in accordance with its terms.

ARTICLE 4
COVENANTS OF STOCKHOLDER

    The Stockholder hereby covenants and agrees that:

    Section 4.01  No Proxies for or Encumbrances on Shares.  Except pursuant to the terms of this Agreement, the Stockholder shall not, without the prior written consent of Parent, directly or indirectly, (i) grant any proxy or power of attorney, deposit any Shares into any voting trust or enter into any other agreement or arrangement with respect to the voting of any Shares or (ii) acquire, sell, assign, transfer, distribute, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect acquisition or sale, assignment, transfer, tender, pledge, distribution, encumbrance or other disposition of, any Shares. The Stockholder shall not, in the Stockholder's capacity as a stockholder, directly or indirectly, seek, solicit, initiate, solicit or knowingly encourage (including by way of furnishing non-public information or assistance) or take any other action to facilitate knowingly any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, or enter into or maintain or continue discussions or negotiate with any Person with respect to, or endorse, any such acquisition or sale, assignment, transfer, tender, pledge, distribution, encumbrance or other disposition or any such contract, option or other arrangement or understanding or any Acquisition Proposal, or authorize or permit any of the Stockholder's agents to do any of the foregoing, and the Stockholder agrees promptly to notify Parent orally (in all events within one (1) business day) and in writing (as soon thereafter as practicable) of the material terms and status of any inquiry or proposal which the Stockholder or any of its agents may receive from any Person after the Commencement Date relating to any of such matters and, if such inquiry or proposal is in writing, the Stockholder shall deliver to Parent a copy of such inquiry or proposal promptly. The Stockholder will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to the foregoing. The Stockholder shall not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing the Stockholder's obligations under this Agreement.

    Section 4.02  Appraisal Rights.  The Stockholder agrees not to exercise any rights (including, without limitation, under Section 262 of the General Corporation Law of the State of Delaware) to demand appraisal of any Shares which may arise with respect to the Merger.

    Section 4.03  Stop Transfer.  The Stockholder agrees with, and covenants to, Parent that the Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement.

ARTICLE 5
MISCELLANEOUS

    Section 5.01  Further Assurances.  Parent and the Stockholder will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, to consummate and make effective the transactions contemplated by this Agreement.

    Section 5.02  Amendments; Termination.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or, waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate upon the earlier of (a) the termination of the Acquisition Agreement in accordance with its terms; provided, however, that in such case Section 1.04 and ARTICLE 5 hereof shall survive the termination of this Agreement in their entirety or (b) the Effective Time, in which case this Agreement shall terminate in its entirety.

    Section 5.03  Remedies Cumulative.  All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any of such rights, powers or remedies by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

    Section 5.04  Recovery of Attorney's Fees.  In the event of any litigation between the parties relating to this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys' fees and costs (including court costs) from the non-prevailing party, provided that if both parties prevail in part, the reasonable attorneys' fees and costs shall be awarded by the court in such manner as it deems equitable to reflect the relative amounts and merits of the parties' claims.

    Section 5.05  Certain Events.  Subject to Section 4.01 hereof, the Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal ownership or Beneficial Ownership of the Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Stockholder's heirs, guardians, administrators or successors. Notwithstanding any such transfer of Shares, the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

    Section 5.06  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other parties hereto, except that Parent may transfer or assign its rights and obligations to any affiliate of Parent.

    Section 5.07  Severability.  Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision of this Agreement in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

    Section 5.08  No Waiver.  The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

    Section 5.09  WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY ACTION, SUIT OR PROCEEDING IN CONNECTION WITH THIS AGREEMENT.

    Section 5.10  Specific Performance.  Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief, without the necessity of posting bond, in addition to any other remedy to which it may be entitled at law or in equity.

    Section 5.11  Antidilution.  In the event that the Company institutes any change in the Company Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, conversions, exchanges of shares or the like, all Shares resulting from such change shall be subject to this Agreement and the prices referred to herein shall be proportionately adjusted to reflect such change.

    Section 5.12  Stockholder Capacity.  If the Stockholder is or becomes during the term hereof, or has designated or designates during the term hereof, a director of the Company, the Stockholder does not make any agreement or understanding herein in the Stockholder's capacity as a director or on behalf of any director designated by the Stockholder, as the case may be. The Stockholder signs solely in the Stockholder's capacity as the record and Beneficial Owner of the Shares. Nothing in this Agreement will be deemed to restrict or limit the right of any affiliate of the Stockholder to act in his or her capacity as an officer or director of the Company consistent with his, her or its fiduciary obligations in such capacity as permitted under the Acquisition Agreement.

    Section 5.13  Release.  The Stockholder, solely in such capacity as a stockholder of the Company, hereby releases and discharges Parent, the Company, the Surviving Corporation and their respective officers, directors, stockholders, employees, agents, attorneys, representatives, successors and assigns (and the respective heirs, executors, administrators, representatives, successors and assigns of such officers, directors, stockholders, employees, agents, attorneys and representatives) from any and all claims, actions, causes of action, suits, debts, sums of money, controversies, agreements, promises, damages, judgments, claims and demands whatsoever, at law or in equity, which the Stockholder, solely as a result of the Stockholder's status as a stockholder of the Company, had or now has for, upon or by reason of any matter, cause or thing whatsoever relating, directly or indirectly, to Parent, the Company or the Surviving Corporation; provided, however, that this release shall not cover any claims the Stockholder may have against the Parent for failure to pay the purchase price for the Shares tendered pursuant to Section 1.03.

    Section 5.14  Governing Law.  This Agreement shall be construed in accordance with, and governed by, the laws of the State of Delaware (without giving effect to its principles of conflicts of laws).

    Section 5.15  Entire Agreement.  This Agreement and the Acquisition Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

    Section 5.16  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been given at the earlier of the date personally delivered or sent by telephonic facsimile transmission (with a copy via other means specified herein) or one day after sending via nationally recognized overnight courier or five days after deposit in the United States mail, certified or registered mail, postage prepaid, return receipt requested, addressed as follows:

If to the Stockholder:	At the address set forth on the signature pages hereof
with a copy to:

If to Parent:	Zebra Technologies Corporation 333 Corporate Woods Parkway Vernon Hills, Illinois 60061 Attention: Chief Executive Officer Telephone: (847) 634-6700 Facsimile: (847) 913-8766
with a copy to:	Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661 Attention: Herbert S. Wander, Esq. Telephone: (312) 902-5267 Facsimile: (312) 577-8885

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth in this Section 5.16.

    Section 5.17  Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

    Section 5.18  No Third Party Beneficiaries.  Except as provided in Section 5.13, this Agreement is not intended to be for the benefit of, and shall not be enforceable by, any Person other than the parties hereto and Merger Sub.

    Section 5.19  Descriptive Headings.  The descriptive headings used herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

    Section 5.20  Counterparts.  This Agreement may be signed in two counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

    IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

ZEBRA TECHNOLOGIES CORPORATION
By:
Name
Title:

STOCKHOLDER

Class of Stock	Shares Owned
Common Stock

Address:
Telephone:
Telecopy: